August 8, 2025

Narasimhan Mani
Co-Chief Executive Officer and President
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

       Re: Scienture Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 1-39199
Dear Narasimhan Mani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Louis Kern, Esq